Yukon-Nevada Gold Corp. Special General Meeting Results

Vancouver, BC – March 10, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG; Frankfurt Xetra Exchange: NG6) Robert F. Baldock, President and CEO of Yukon-Nevada Gold Corp. (the "Company"), announces that further to the Company’s news release of February 4, 2011, at a Special General Meeting held on March 8, 2011, the Company’s shareholders overwhelmingly approved a resolution to reduce, for a limited time, the exercise prices of the Company’s unlisted share purchase warrants. The resolution at the Meeting was approved by approximately 86% of the votes of the disinterested shareholders. Shareholders of the Company who hold warrants were not permitted to vote on the resolution.

In order to raise additional working capital in the short term, all eligible warrant-holders will now be entitled, for a period of 30 days, to exercise their warrants at an 18% discount to the original exercise price (the “Transaction”) as set out in the information circular dated January 25, 2011. The 30 day period will commence on March 14, 2011 and end on April 13, 2011. If the Warrants are not exercised during such 30 day period, the exercise price will revert to the original exercise price. If all of the warrants are exercised at their reduced prices, the Company will have raised approximately $59M. The Company will provide written notice to all warrant-holders advising them of the reduction of the exercise prices.

The discount to the exercise price will compensate warrant holders for loss of leverage in their investment, cost of financing the transaction and/or opportunity cost if other investments are liquidated to fund the Transaction as well as any resulting tax consequences.

The purpose of providing this incentive is to provide the Company with required working capital to fund its current business plan. Primary use of proceeds will be towards (but not limited to):

  Construction of new lined tailings storage facility as well as a secondary water storage facility to be completed before winter 2011/12,
  Upgrade to Digital Control Facility Monitoring System to improve plant operating efficiencies by replacing the current pneumatic system,
  Installation of additional quench tank and related items during the 2-week scheduled annual maintenance shutdown in May 2011,
  Complete winterization of the plant including construction and installation of new ore drying equipment that should be protected from climatic extremes,
  Completion of remaining environmental obligations as outlined in the Consent Decree with the Nevada Division of Environmental Protection to keep our current compliance in good standing,
  Obtain underground equipment necessary to commence operations at the SSX/Steer underground gold mine and continue development of the Starvation Canyon mine.

The TSX has conditionally accepted notice of the Transaction.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.